FOR IMMEDIATE RELEASE

               RADISYS EXTENDS TENDER OFFER FOR MICROWARE SYSTEMS
                               CORPORATION SHARES

HILLSBORO, OR -- August 3, 2001 -- RadiSys Corporation (Nasdaq: RSYS), a leading provider of building blocks enabling next-generation Internet and communications systems, announced today that it is extending its offer to purchase all of the outstanding shares of Microware Systems Corporation common stock until 5:00 p.m, New York City time, on Friday, August 10, 2001. Te offer had previously been scheduled to expire at 5:00 p.m., New York City time, on August 2, 2001. The extension is intended to allow RadiSys time to maximize the number of tendered shares of Microware common stock. RadiSys also announced that it has agreed to waive the condition that 90% of the outstanding shares of Microware common stock be tendered before it accepts shares for payment, provided that at least 75% of the outstanding shares of Microware common stock are tendered and not withdrawn as of 5:00 p.m., New York City time, on Friday, August 10, 2001.

     The terms of the extended offer are identical to the original offer set forth in the offering materials, including the Offer to Purchase dated July 5, 2001 and the related Letter of Transmittal, filed with the Securities and Exchange Commission as exhibits to RadiSys' Tender Offer Statement on Schedule TO on July 5, 2001, as amended on July 19, 2001.

     Based on information provided by Mellon Investor Services LLC, the Depositary for the offer, as of 5:00 p.m., New York City time, on August 2, 2001 15,294,035 shares of Microware common stock had been validly tendered and not withdrawn, not including shares to be delivered pursuant to guaranteed delivery procedures, representing approximately 80% of all outstanding shares. Under the terms of the agreement and plan of merger dated as of June 29, 2001 among RadiSys, Drake Merger Sub and Microware, Drake Merger Sub is permitted to extend the offer until the conditions to its purchase of tendered shares are satisfied or waived. RadiSys expects to close the acquisition as soon as practicable after the expiration of the tender offer, assuming the requisite number of shares of Microware common stock are tendered and other closing conditions are satisfied.

     RadiSys is a leading provider of building blocks enabling next-generation Internet and communications systems. The building blocks provided to telecommunications equipment manufacturers include Intel-architecture embedded computers, network processors, DSP modules and algorithms, network interfaces and protocols, high-availability switch-fabric system platforms, and SS7/signaling blades and gateways. RadiSys' highly differentiated position in the market is a result of its focus on Intel-based technology, its broad array of building-block technology, its tight "virtual division" relationships with its customers, and its use of intellectual property to generate "perfect fit" solutions for its customers.

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